SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No        X

UPM-Kymmene Corporation Company Announcement October 30, 2007 at 12:00

UPM intends to delist from the New York Stock Exchange and deregister under the Securities Exchange Act of 1934

UPM-Kymmene Corporation has decided to terminate listing of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and seek deregistration and termination of its reporting obligations under the Securities Exchange Act of 1934.

UPM plans to maintain its American Depositary Receipt (ADR) program as a “level one sponsored ADR facility” so that US investors may continue to hold their securities and trade them in the US over-the-counter market. UPM’s ADSs are not listed on any stock exchange other than the NYSE and UPM’s shares are not listed for trading anywhere else in the United States.

“The US customers and investors continue to be very important for UPM. However, due to the further globalization of the capital markets and stock exchanges, the US capital markets no longer provide any unique benefit over the euro markets. In addition, Finnish laws, based on EU legislation, meet international standards,” says Jyrki Salo, Executive Vice President and CFO of UPM.

“UPM is very committed to a high level of transparency and to good corporate governance procedures in financial reporting and internal controls. As a US reporting company, UPM has found compliance with the corporate governance, financial reporting and internal control requirements to be beneficial when harmonising our processes and controls. The cost factor plays no material role in this decision,” he adds.

UPM currently intends to seek to have trading in its ADSs on the NYSE cease by the end of 2007. In addition to delisting from the NYSE and terminating its related Exchange Act reporting obligation, UPM intends to file a Form 15F with the SEC (U.S. Securities and Exchange Commission) to terminate its other registration and reporting obligations under the Exchange Act. Upon the filing of Form 15F, UPM’s other reporting obligations will be suspended immediately. These reporting obligations will be finally terminated after a 90-day waiting period provided that the SEC does not raise objections.

After terminating its Exchange Act reporting obligations, UPM intends to continue to publish all financial information required under Finnish securities laws on its Internet pages in the English language.

UPM has been listed on the New York Stock Exchange and subject to the Exchange Act accounting and reporting requirements since June 1999. The decision does not affect UPM’s listing on the Helsinki Stock Exchange.

For further information please contact:

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations